UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF NOVEMBER 2022
COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Exhibits

Exhibit 99.1	Press Release of Xinyuan Real Estate Co., Ltd. entitled "CORRECTING and REPLACING - Xinyuan Real Estate Co., Ltd. Announces ADR Ratio Change" dated November 17, 2022

Signature

 EXPLANATORY NOTE
On November 17, 2022, Xinyuan Real Estate Co., Ltd. (the "Company") issued a correction to its original press release entitled "Xinyuan Real Estate Co., Ltd. Announces ADR Ratio Change," which was issued by the Company earlier on the same day. A copy of the corrected press release entitled "CORRECTING and REPLACING - Xinyuan Real Estate Co., Ltd. Announces ADR Ratio Change" is furnished as Exhibit 99.1 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: November 17, 2022